FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Development Pipeline as at
30 June 2013
Line Extensions
Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
Axanum***	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer in high risk CV patients	III		Withdrawn	Launched
Brilinta/ Brilique EUCLID	ADP receptor antagonist	outcomes study in patients with PAD	III	4Q 2012	2016	2016	2016	2017
Brilinta / Brilique PEGASUS-TIMI 54	ADP receptor antagonist	outcomes study in patients with prior MI	III	4Q 2010	2015	2015	2015	2017
Bydureon EXSCEL#	GLP-1 receptor agonist	outcomes study	III	2Q 2010	2018	2018	2018
Bydureon Dual Chamber Pen#	GLP-1 receptor agonist	diabetes	III		3Q 2013	4Q 2013
Forxiga (dapagliflozin)/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	3Q 2007	4Q 2013	Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes - add on to DPP-4	III	1Q 2010		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes - add on to insulin and add-on to metformin long-term data	III	2Q 2008		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes - in patients with high CV risk - Study 18 and 19 long-term data	III	1Q 2010		1H 2014
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes - triple therapy (dapa+met+ SU)	III	1Q 2011		4Q 2013
Forxiga (dapagliflozin) DECLARE#	SGLT2 inhibitor	outcomes study	III	2Q 2013	2020	2020
Kombiglyze XR/ Komboglyze FDC#*	DPP-4 inhibitor + metformin FDC	diabetes	III		Launched	Launched		1H 2014
SaxaDapa FDC#	DPP-4 inhibitor / SGLT2 inhibitor	diabetes	III	2Q 2012	2015	2015
Onglyza SAVOR-TIMI 53#	DPP-4 inhibitor	outcomes study	III	2Q 2010	4Q 2013	4Q 2013		2H 2014

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn's disease / ulcerative colitis	III		Launched	Launched	2015	N/A
Nexium	proton pump inhibitor	peptic ulcer bleeding	III		Filed**	Launched	N/A	Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation	III			Launched	2H 2014	Launched
Oncology
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III	4Q 2012	2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	III	1Q 2012		2015	2015	2015
Respiratory, Inflammation & Autoimmunity
Symbicort	inhaled steroid/ long-acting β2 agonist	Breath Actuated Inhaler asthma / COPD	III	4Q 2011	1H 2014

#Partnered product
*Kombiglyze XR US; Komboglyze FDC EU
**2nd CRL received from FDA in 2011. AZ response submitted to FDA in December 2012
***Commercial support now withdrawn, no Japan launch expected

NCEs
Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
Brilinta/ Brilique	ADP receptor antagonist	arterial thrombosis	III		Launched	Launched	Filed	Launched
Epanova#	omega-3 free fatty acids	hypertri-glyceridaemia	III		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes	III		Filed*	Launched	Filed	Filed
metreleptin#	leptin analogue	lipodystrophy	III		Filed	1H 2014	N/A
Infection
CAZ AVI# (CAZ104)	beta lactamase inhibitor/ cepha-losporin	intra abdominal infections (cIAI) & urinary tract infections (cUTI); hospital acquired pneumonia (HAP) & ventilator associated pneumonia (VAP) ***	III	1Q 2012	N/A	2H 2014	2015	2016
Q-LAIV Flu Vaccination**	live, attenuated, intranasal influenza virus vaccine quadrivalent	seasonal influenza	III		Approved	Filed
Zinforo (ceftaroline) #	extended spectrum cepha-losporin with affinity to penicillin- binding proteins	pneumonia / skin infections	III		N/A	Launched	1H 2014
Neuroscience
naloxegol (NKTR-118)#	oral peripherally-acting mu-opioid receptor antagonist	opioid-induced constipation	III	2Q 2011	3Q 2013	3Q 2013
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III		Launched	Launched	2015	Filed
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	hairy cell leukaemia	III	2Q 2013	2017	2017

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Respiratory, Inflammation & Autoimmunity
brodalumab#	anti-IL-17R MAb	psoriasis	III	3Q 2012	2015	2015
PT003 GFF	LABA/LAMA	COPD	III	2Q 2013	2015	2016
lesinurad	selective uric acid reabsorption inhibitor (SURI)	chronic treatment of patients with gout	III	4Q 2011	2H 2014	2H 2014	2017	2017

#Partnered product
*CRL received in January 2012, re-submission 3Q 2013
**sBLA in US, MAA in EU
***HAP/VAP is a follow up filing, EU filing expected in 2017

NCEs
Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
AZD1722#	NHE3 inhibitor	end stage renal disease / chronic kidney disorder	II	1Q 2013
MEDI6012 (ACP-501)	LCAT	ACS	I	1Q 2012
Infection
AZD5847	oxazolidinone anti-bacterial inhibitor	tuberculosis	II	4Q 2012
CXL#	beta lactamase inhibitor/ cephalosporin	MRSA	II	4Q 2010
ATM AVI	BL/BLI	targeted serious bacterial infections	I	4Q 2012
MEDI4893	staph alpha toxin YTE MAb	hospital-acquired pneumonia / serious S. aureus infection	I	1Q 2013
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	2Q 2006
PRVV (MEDI-559)	live attenuated paediatric RSV vaccine	RSV prophylaxis	I	4Q 2008
Neuroscience
AZD3241	myeloper-oxidase (MPO) inhibitor	Parkinson's disease	II	2Q 2012
AZD5213	histamine-3 receptor antagonist	neuropathic pain*	II
AZD6765	NMDA receptor antagonist	major depressive disorder	II	3Q 2007
AZD3293#	beta secretase	Alzheimer's disease	I	4Q 2012

#Partnered product
*Terminated in Alzheimer's Disease - neuropathic pain study due to start 3Q 2013

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Oncology
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	4Q 2011
MEDI-551#	anti-CD19 MAb	haematological malignancies	II	1Q 2012
MEDI-573#	anti-IGF MAb	MBC	II	4Q 2011
olaparib	PARP inhibitor	gBRCAm ovarian cancer, gBRCAm breast cancer, gastric cancer	II	1Q 2012
selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	4Q 2006
tremelimumab	anti-CTLA4 MAb	solid tumours	II	3Q 2004
AZD1208	PIM kinase inhibitor	haematological malignancies	I	1Q 2012
AZD2014	TOR kinase inhibitor	solid tumours	I	1Q 2010
AZD5363#	AKT inhibitor	solid tumours	I	4Q 2010
AZD8186	PI3 kinase beta inhibitor	solid tumours	I	2Q 2013
AZD9150#	STAT3 inhibitor	haematological malignancies	I	1Q 2012
AZD9291	epidermal growth factor inhibitor	solid tumours	I	1Q 2013
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	2Q 2012
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	4Q 2010
MEDI4736#	anti-PD-L1 MAb	solid tumours	I	3Q 2012
MEDI-565#	anti-CEA BiTE	solid tumours	I	1Q 2011
MEDI6469#	murine anti-OX40 MAb	solid tumours	I	1Q 2006
volitinib#	MET inhibitor	solid tumours	I	1Q 2012

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Respiratory, Inflammation & Autoimmunity
AZD2115#	MABA	COPD	II	2Q 2012
AZD5069	CXCR2	asthma	II	4Q 2010
AZD5423#	inhaled SGRM	COPD	II	4Q 2010
benralizumab#	anti-IL-5R MAb	asthma / COPD	II	4Q 2008
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	1Q 2010
MEDI2070#	anti-IL-23 MAb	Crohn's disease	II	1Q 2013
MEDI-546#	anti-IFN-alphaR MAb	SLE	II	1Q 2012
MEDI7183#	anti-a4b7 MAb	Crohn's disease / ulcerative colitis	II	4Q 2012
MEDI8968#	anti-IL-1R MAb	COPD, HS	II	4Q 2011
sifalimumab#	anti-IFN-alpha MAb	SLE	II	3Q 2008
tralokinumab	anti-IL-13 MAb	asthma / IPF / UC	II	1Q 2008
AZD8848#	inhaled TLR7	asthma	I	2Q 2012
AZD7594#	inhaled SGRM	COPD	I	4Q 2012
AZD7624	ip38i	COPD	I	1Q 2013
MEDI-551#	anti-CD19 MAb	multiple sclerosis	I	3Q 2012
MEDI5872#	anti-B7RP1 MAb	SLE	I	4Q 2008
MEDI9929#	anti-TSLP MAb	asthma	I	4Q 2008
RDEA3170	selective uric acid reabsorption inhibitor (SURI)	chronic treatment of patients with gout	I	3Q 2011

#Partnered product

Development Pipeline - Discontinued Projects between 1 January 2013 and 30 June 2013

Infection
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	MEDI-557	safety / efficacy	RSV prevention in high risk adults (COPD/CHF/other)

Neuroscience
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD1446	safety / efficacy	Alzheimer's disease
NCE	AZD3480	safety / efficacy	Alzheimer's disease
NCE	MEDI5117	safety / efficacy	rheumatoid arthritis

Oncology
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD8330#(ARRY 424704)	safety / efficacy	solid tumours
NCE	fostamatinib	safety / efficacy	haematological malignancies
NCE	MEDI-575	safety / efficacy	NSCLC

Respiratory, Inflammation & Autoimmunity
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	fostamatinib	safety / efficacy	rheumatoid arthritis
NCE	MEDI7814	economic	COPD
NCE	MEDI4212	safety / efficacy	asthma

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Submission dates shown for assets in Phase III and beyond.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary